PLY GEM INDUSTRIES, INC.

5020 Weston Parkway, Suite 400

Cary, NC 27513

November 25, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Industries, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

Ply Gem Industries, Inc. (the “Company”), Ply Gem Holdings, Inc. and certain of the Company’s subsidiaries (collectively, the “Guarantors,” and the Guarantors, together with the Company, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $150,000,000 aggregate principal amount of the Company’s 6.50% Senior Notes due 2022 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Company’s outstanding 6.50% Senior Notes due 2022 (the “Existing Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors (the “Guarantees”). The Co-Registrants are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

Ply Gem Industries, Inc.
Ply Gem Holdings, Inc.
Alenco Building Products Management, L.L.C.
Alenco Extrusion GA, L.L.C. Alenco Extrusion Management, L.L.C.
Alenco Holding Corporation Alenco Interests, L.L.C. Alenco Trans, Inc.
Alenco Window GA, L.L.C. Aluminum Scrap Recycle, L.L.C. AWC Arizona, Inc.
AWC Holding Company Foundation Labs by Ply Gem, LLC Glazing Industries Management, L.L.C.
Great Lakes Window, Inc. Kroy Building Products, Inc. Mastic Home Exteriors, Inc.
MW Manufacturers Inc. MWM Holding, Inc. Napco, Inc.
New Alenco Extrusion, Ltd. New Alenco Window, Ltd. New Glazing Industries, Ltd.
Ply Gem Pacific Windows Corporation
SimEx, Inc.
Simonton Building Products LLC
Simonton Industries, Inc.
Simonton Windows, Inc.
Simonton Windows & Doors, Inc.
Variform, Inc.

By:	/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President

cc:	John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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